Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Huazhu Group Limited

華住集團有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 1179)

DATE OF AUDIT COMMITTEE MEETING

AND

2021 FIRST QUARTER FINANCIAL RESULTS

ANNOUNCEMENT DATE

Huazhu Group Limited (the “Company”) announces that a meeting of the audit committee of the board of directors of the Company (the “Board”) will be held on Tuesday, May 25, 2021 (Hong Kong time) for the purpose of, among other things, considering and approving the Company’s unaudited financial results for the three months ended March 31, 2021 (the “Results”) and the publication of the Results.

The Results will be uploaded to the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk and the Company’s website at https://ir.huazhu.com on Tuesday, May 25, 2021, after the trading hours of The Stock Exchange of Hong Kong Limited (Hong Kong time) and before the opening of the U.S. market.

The Company’s management will host a conference call at 9:00 a.m. (Hong Kong time) on Wednesday, May 26, 2021 (or 9:00 p.m. (U.S. Eastern time) on Tuesday, May 25, 2021) following the announcement of the Results. The conference call will be a Direct Event call. All participants must preregister online prior to the call. Please use the link http://apac.directeventreg.com/registration/event/1598819 to complete the online registration at least 15 minutes prior to the commencement of the conference call. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID. To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly. Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available after the conclusion of the conference call through June 2, 2021. Please dial +1 (855) 452 5696 (for callers in the U.S.), 400 632 2162 (for callers in mainland China), 800 963 117 (for callers in Hong Kong) or +61 2 8199 0299 (for callers outside the U.S., mainland China and Hong Kong) and enter the passcode 1598819.

The conference call will also be webcast live over the internet and can be accessed by all interested parties at the Company’s website, https://ir.huazhu.com.

By order of the Board
Huazhu Group Limited
JI Qi
Executive Chairman

Hong Kong, May 12, 2021

As at the date of this announcement, the Board of the Company comprises Mr. JI Qi, the Executive Chairman, Ms. ZHANG Min, Mr. Sébastien, Marie, Christophe BAZIN and Mr. ZHANG Shangzhi as directors; Mr. John WU Jiong, Ms. ZHAO Tong Tong, Mr. SHANG Jian, Mr. HEE Theng Fong and Ms. CAO Lei as independent directors; and Mr. Gaurav BHUSHAN as alternate director to Mr. Sébastien, Marie, Christophe BAZIN.